FORUM FUNDS
                               Two Portland Square
                              Portland, Maine 04101

February 14, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

RE:  WITHDRAWAL OF FORM 485APOS FILING
     REGISTRANT FILE NOS.  2-67052 AND 811-3023

Commissioners:

     Pursuant to Rule 477 of the Securities Act of 1933, as amended, we request withdrawal of the Form 485APOS filing made on behalf of Forum Funds ("Registrant"), accession number 0001004402-02-000560, submitted to the Securities an Exchange Commission on December 23, 2002 and accepted (the "Filing").

     The purpose of the Filing was to registered shares of the following new series and classes of the Registrant: Treasury Cash Fund (Institutional, Investor, Preferred, Service and Universal Shares), Government Cash Fund (Institutional, Institutional Service, Investor, Preferred, Service and Universal Shares), and Cash Fund (Institutional, Institutional Service, Investor, Preferred, Service and Universal Shares). No shares of these series or classes have been sold and the Registrant no longer intends to offer shares of these series and classes.

     If you should have any questions regarding this request, please contact the undersigned directly at (207) 822-6680.

                                                Very truly yours,

                                                /s/ LESLIE K. KLENK

                                                Leslie K. Klenk
                                                Secretary